ATHLETE AGREEMENT

Baseball

Dated as of March 19, 2025

This Athlete Agreement (this "Agreement") is entered into by and between **Finlete Funding, Inc.** a Delaware corporation ("Finlete"), and **Tirso Abraham Ornelas** ("Athlete"), as of the date first set forth above (the "Effective Date"). For the purposes of this Agreement, Finlete and Athlete each may be referred to herein as a "Party" and together as the "Parties." Any capitalized terms have the meaning set forth in this Agreement.

WHEREAS, the Parties recognize that successful baseball careers depend on numerous factors within and outside of a player's control, and that baseball players may earn substantial salaries over the course of their careers or may only be able to play baseball for a short period of time, that the future earnings of minor league baseball players are especially variable and uncertain, and thus, the Parties desire to share the risks associated with the uncertainty of Player's potential earnings; and

WHEREAS, Athlete understands the risk that if he has a successful career, payments to Finlete may substantially exceed the Finlete Payment (defined below) and likewise, Finlete understands the risk that it will not be paid at all if Athlete is not Selected (as defined below) or that it may never receive payments in excess of the Finlete Payment;

WHEREAS, to resolve any disputes that may arise under or relate to this Agreement, the Parties agree to binding arbitration on an individual basis before a neutral arbitrator as detailed in Article IX of the Agreement and recognize this Agreement waives both Parties' right to seek relief in court for any claims arising out of or relating to this Agreement or the Parties' relationship; and

WHEREAS, Athlete understands Athlete may be responsible for legal fees and costs generated by any attempt to void this Agreement as further detailed herein, including in Section 9.01(e);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I.   DEFINITIONS

Section 1.01   Definitions. For purposes herein the following terms shall have the following meanings.

(a) "Athlete Payments" has the meaning set forth in Section 2.02.

(b) "Confidential Information" has the meaning set forth in Section 6.01.

(c) "Contract" means any contract or agreement between Player and a Major League member club, including without limitation a UPC as defined below, and further includes any guaranteed contract or agreement with a minor league baseball team, in which Player plays baseball. For avoidance of doubt, a "guaranteed contract or agreement" as used in the immediately preceding sentence means the Player will receive all of the compensation or salary under the contract or agreement even if they are released by the team or injured before

the contract or agreement ends. For further avoidance of doubt, a Contract includes both a guaranteed and a non-guaranteed baseball player contract or agreement between Player and a Major League member club. Finally, reference in this Agreement to a "minor league" baseball team means any professional baseball team or club that is affiliated with but not part of a Major League, including baseball clubs in the USA that are members of the National Association of Professional Baseball Leagues, baseball clubs in Japan that are farm teams in the Eastern and Western Leagues, baseball clubs in South Korea that are minor league affiliates of the KBO Futures League, and any farm team part of the Reserve Division and affiliated with the Chinese Professional Baseball League.

(d) "Finlete Payment" has the meaning set forth in Section 2.01(a).

(e) "Funding Period" is the period of time commencing on the Effective Date and ending twelve (12) months after the Effective Date.

(f) "Installment Payment" has the meaning set forth in Section 2.01(b).

(g) "Major League Baseball Athletes Association regulations" or the "MLBPA Regs" means the rules and regulations of the Major League Baseball Athletes Association, which in 20023 may be viewed in part, with proper access credentials, at the following URL: http://reg.mlbpaagent.org/Documents/AgentForms/Agent%20Regulations.pdf).

(h) "Major League" means any of the following professional baseball sports organizations: United States Major League Baseball, Japan's Nippon Professional Baseball, South Korea's KBO League or the Chinese Professional Baseball League.

(i) "MLB" means United States Major League Baseball.

(j) "Payment Instruction Letter" means an irrevocable payment instruction in the form attached as Exhibit C.

(k) "Permitted Use" has the meaning set forth in Section 3.02.

(l) "Professional Earnings" means all the pre-tax earnings of a Player (i) paid to Player by a Team during the Term of this Agreement or (ii) for which payment by a Team is deferred until after the Term of this Agreement that were earned during the Term of this Agreement. Such earnings shall include, without limitation, any wages, salary (including Player's Major League salary, salary under any Contract, escalators earned, deferred compensation, or termination pay), bonuses (including without limitation, any deferred bonuses, signing bonuses, performance bonuses, award bonuses, and roster bonuses), buyout payments, payments made to Player by reason of Player's participation in any playoff game, all-star game, World Series, other championship event, any post-season series, any International Play event as defined in Attachment 51 of the Basic Agreement, and any other compensation earned by Player in service to a Team. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Player's income or any portion thereof.

(m) "Right of First Refusal" or "ROFR" has the meaning set forth in Section 3.06.

(n) "Season" means the period during each year that begins on the U.S. Major League Baseball opening day and ends with the conclusion of the U.S. Major League Baseball World Series

for such year, regardless of the league in which Athlete plays.

(o) "Selected" means Athlete has signed a Contract with a Team, wherein:

    (i) For United States Major League Baseball ("MLB"), the Athlete signs a Major League Uniform Athlete's Contract ("UPC"), as defined in Article III of the MLB 2022-2026 Basic Agreement (the "Basic Agreement"), and one of more the of following conditions are met:

        (1) The Athlete accrues one or more Major League Service ("MLS") days (as defined in Article XXI of the Basic Agreement) any Major League Championship Season; or

        (2) Athlete makes their Major League debut in any Post-Season series; or

        (3) Athlete's UPC is a multi-year contract that covers more than one Championship Season; or

        (4) Athlete's UPC is not a split contract as defined in Article XI(D) of the Basic Agreement.

    (ii) Any Contract signed by Athlete with a team in Japan's Nippon Professional Baseball League, South Korea's KBO League or the Chinese Professional Baseball League.

(p) "Team" means any baseball club, team or organization that is a bona fide member club of a Major League, as well as any minor league baseball club or team that has signed a Contract with Athlete.

(q) "Transfer" has the meaning set forth in Section 3.06.

Article II.   PAYMENTS.

Section 2.01   Finlete Payment.

(a) Finlete, subject to the terms and conditions herein, shall make payments to Athlete in an aggregate amount of up to **$120,000.00** (the "Finlete Payment") in consideration for up to a **1.0%** interest in Athlete's Professional Earnings for a period of 25 years from the Effective Date of this Agreement if Athlete is Selected during that period. The Parties may at any time elect to increase the amount of the Finlete Payment to an amount in excess of the amount that is set forth herein, and in such event the Parties will reasonably cooperate to prepare and execute an amendment to this Agreement to set forth the revised Finlete Payment and the revised percentage of interest in Athlete's Professional Earnings that shall be payable to Finlete.

(b) Subject to the terms and conditions of this Agreement, and in consideration for the right to receive the Athlete Payments (as defined in Section 2.02), Finlete, in its discretion, may fund, and Athlete agrees to accept, the Finlete Payment, which shall be tendered in installments of **$1.20** each, over the Funding Period (each such payment may be referred to herein as an "Installment Payment").

    (i) Finlete shall, with one or more subsidiaries or affiliates, make commercially

reasonable efforts over the Funding Period to raise capital from third-party investors seeking to secure rights to a portion of the Athlete Payments.

(ii) Finlete shall manage and direct use of the capital raised over the Funding Period to cause tender of Installment Payments, up to the amount of the Finlete Payment.

(iii) Finlete shall use commercially reasonable efforts to promptly tender Installment Payments as capital becomes available and to tender the final installment payments promptly after the Funding Period, once sufficient funds are settled in the germane Finlete Payment account held for benefit of Athlete.

(iv) Finlete does not guaranty or warranty its ability to successfully raise sufficient capital to pay Athlete all or part of the Finlete Payment.

(v) Installment Payments shall be paid by Finlete to Athlete by check to the address for Athlete as set forth on the signature page hereof, or by wire transfer pursuant to the wire transfer instructions as set forth on Annex 1 attached hereto, as elected by Finlete.

(c) The Finlete Payment is not a loan and Athlete is not responsible for paying any amounts to Finlete unless Athlete is Selected, as further described herein.

Section 2.02 Athlete Payments. "Athlete Payments" are **0.00001%** of Athlete's Professional Earnings over the Term for each Installment Payment made by Finlete to Athlete up to a total of **1.0%** of Athlete's Professional Earnings over the Term, payable as provided for in Section 2.02(a).

(a) **Obligation to Make Payments.** Athlete shall have no obligation to make any Athlete Payments to Finlete unless and until the Athlete is Selected. Athlete shall have no obligation to pay to Finlete any difference between the aggregate payments made by Athlete to Finlete during the Term, on the one hand, and the Finlete Payment, on the other hand, where the former is less than the latter.

(b) **Timing of Athlete Payments.** Except as provided in Section 2.03(c), which applies to guaranteed contracts with a Team, Athlete shall make Athlete Payments to Finlete in two (2) installments during each Season, regardless of the league in which Athlete plays, generally as follows: (i) (50%) of Athlete Payments due from the beginning of the Season through the U.S. Major League Baseball All-Star Game during such Season, which shall be paid within five (5) business days after the U.S. Major League Baseball All-Star Game during such Season; (ii) if the Team does not qualify for the playoffs, the balance of Athlete Payments for the Season, which payment shall be paid within five (5) business days after the conclusion of the regular season; and (iii) if the Team qualifies for the playoffs, the balance of the Athlete Payments due from the date of the U.S. Major League Baseball All-Star Game through the earlier of (x) the conclusion of the Team's season if it is eliminated from contention for the World Series, and (y) the conclusion of the World Series, which shall be paid by February 1 of the following year. In the event no U.S. Major League Baseball All-Star Game is played in a given Season for any reason, the payment due under clause (i) above shall be due by July 10 of such year. In the event no U.S. Major League Baseball World Series is played in a given year for any reason, the Athlete Payment due under clause (iii) above shall be due by November 10 of such year. In the event useful and convenient due to differences in timing of payments of non-MLB Major League salary payments, Athlete will reasonably cooperate

with Finlete in annually splitting Athlete Payments into two installments spanning roughly equal length or duration.

(c) **Athlete Payments Proportional to Finlete Payment.** For avoidance of doubt and as indicated by the definition of Athlete Payments, once Athlete is obligated hereunder to commence tendering Athlete Payments, the percentage of Athlete Payments to be made is intended to be proportional to the corresponding percentage of the Finlete Payment tendered to Athlete following close of the Funding Period. For example, if Finlete tenders the full amount of the original Finlete Payment (100%) to Athlete following the end of the Funding Period, Athlete shall tender the full **1.0%** of Athlete's Professional Earnings over the Term, whereas if Finlete only tenders half of the Finlete Payment to Athlete following the end of the Funding Period, then Athlete is only obligated to tender half of such amount, or **0.5%,** of Athlete's Professional Earnings, over the Term.

Section 2.03   Assisting Finlete in Receiving Athlete Payments. Athlete shall to take all reasonable steps to ensure prompt tender of Athlete Payments to Finlete owed under this Agreement, including but not limited to the following:

(a) *Automatic Withdrawal of Athlete Payments.* If Athlete enters into a guaranteed Contract, Athlete shall cooperate with Finlete to arrange for the automatic withdrawal and payment to Finlete of the Athlete Payments from all payments to the Athlete under the guaranteed Contract. Athlete shall tender the Athlete Payments to Finlete consistently with the terms of Section 2.02(a); provided, however, that in no case shall any Athlete Payments be delivered later than fifteen (15) days following receipt of such funds by Athlete (or any other person or entity on behalf of Athlete). To the extent that Finlete and Athlete are not able to come to a mutually agreeable method for automatic payment to Finlete of the Athlete Payments, Athlete authorizes Finlete to deliver a Payment Instruction Letter to each payor of Professional Earnings, directing the payor to reassign to Finlete and tender directly to Finlete the Athlete Payments. Athlete shall be solely responsible for ensuring that Athlete Payments are timely tendered to Finlete and no failure of automatic withdrawal or debit shall excuse, alter, amend, modify or diminish Athlete's payment obligations hereunder.

(b) *Assignment of Athletes Right to Receive Athlete Payments.* To secure Finlete's right to receive the Athlete Payments, to the maximum extent permitted under applicable law, Athlete hereby assigns, as and when earned, or shall assign when Athlete has an assignable interest in any future Athlete Payments, to Finlete, all right, title and interest in and to the Athlete Payments.

(c) *Earnings Under Guaranteed Contracts.* If Athlete is playing under a Contract, all earnings qualify as Professional Earnings even if Athlete is playing for a minor league team, or not playing at all, at the time the payments are made.

(d) *Effect of Marriage on Athlete Payments.* Athlete shall, if applicable, use their best efforts to secure the signature of Athlete's spouse in substantially the form of spousal consent attached hereto as Exhibit D. In the event that Athlete fails to secure such signature, and as a result a portion of the Professional Earnings of Athlete is deemed "community property," or Athlete's spouse can otherwise claim legal ownership to any Professional Earnings, then Athlete shall nonetheless be required to calculate and deliver any installment payments of the Athlete Payments based on the entirety of the Professional Earnings as applicable, including any such portion thereof that is deemed to be such spouse's share of community

property or otherwise property of such spouse.

Section 2.04   Taxes. Athlete shall be solely responsible the payment of any tax and governmental fee(s) assessed on the Finlete Payment. Finlete shall not indemnify or "gross up" Athlete for the amount of any tax, withholding or government fee. Athlete shall promptly indemnify, defend and hold Finlete harmless from and against any tax, withholding, penalty or interest, or other fee which the Athlete is obligated to make arising from or related to Athlete's receipt of the Finlete Payment, to the extent it is claimed against, imposed upon or suffered by Finlete or which Finlete may incur as a result of Finlete's failure to deduct and withhold from the Finlete Payment.

Section 2.05   Payment Method. Except as otherwise approved by Finlete in writing or to the extent that Athlete Payments are made directly to Finlete pursuant to a Payment Instruction Letter, each installment payment of the Athlete Payments shall be made via bank wire transfer pursuant to wire transfer instructions provided by Finlete to Athlete in writing, as may be updated by Finlete from time to time.

Section 2.06   Additional Payment Terms.

(a) In the event Athlete is prohibited from making payment of any installment of the Athlete Payments at the time when it is due and payable to Finlete hereunder by reason of any applicable law, Athlete shall promptly notify Finlete and, at Finlete's request, Athlete shall deposit any such blocked funds to the credit of Finlete in a bank or banks or other depository institution as permitted by law and designated in writing by Finlete, or tender payment to such persons or entities as Finlete may designate in writing from time to time.

(b) Athlete acknowledges and agrees that time is of the essence in connection with performance of Athlete's payment obligations hereunder. In the event that any payment due to Finlete hereunder is not paid in full by the applicable date due, then, without limiting any other rights or remedies of Finlete, (a) Athlete shall also pay to Finlete interest on such amount, at the rate of the lesser of (i) one percent (1%) per month; or (ii) the maximum rate permitted by New York law, measured from the date such amount was due until it is fully paid; (b) all amounts that are to be payable to Finlete during the Term from all Contracts shall become immediately due and payable; and (c) Athlete shall reimburse Finlete for all costs and expenses (including related attorneys' fees and costs) incurred by Finlete in connection with collecting or attempting to collect such payment.

(c) Finlete reserves its rights to rely on information provided by third parties to determine Athlete's Professional Earnings from which Athlete Payments are due and owing hereunder. If either Party has reason to believe that the calculation of Professional Earnings, Athlete Payments or Installment Payments is in error, or the amounts tendered via automatic withdrawal or otherwise hereunder are in error, they will notify the other Party and the Parties will reasonably cooperate and work together in good faith to cure any overpayment or underpayment to Finlete or Athlete, as the case may be.

Section 2.07   Records; Audit Rights. Athlete shall maintain until at least twelve (12) months after the end of the Term, records of all IRS Form W-2s relating to Professional Earnings during the Term. During the Term and for twelve (12) months thereafter, Finlete or its representatives may, no more than once every twelve (12) months and upon no less than ten (10) days advance written notice, inspect and make copies of Athlete's tax returns and other business records and agreements for the purpose of verifying the amount of the Athlete Payments. Such audit shall be at Finlete's sole cost

and expense; provided, however, that if an audit reveals underpayment of any Athlete Payments owed greater than five percent (5%), Athlete shall promptly reimburse Finlete for each such underpayment together with interest as provided for in clause (a) of Section 2.06(b) and, in addition to the reimbursement of any underpayment(s), Athlete shall also promptly reimburse Finlete for the reasonable costs of the audit.

Article III. LICENSE, APPEARANCES, VIDEOS, AUTOGRAPHS, EVENTS, AND RIGHT OF FIRST REFUSAL

Section 3.01 Appearances; Videos.

(a) Athlete shall make virtual personal appearances (i.e. via Zoom, WhatsApp, or other internet based electronic video platform or communications provider) on behalf of Finlete for a period of ten (10) years as follows:

Minimum No. of Appearances:	Two (2) appearances every calendar year of the Term.
Date:	To be mutually agreed on by the Parties.
Time or Duration:	30 minutes each.
Responsibilities:	Athlete shall meet and greet those in attendance in a virtual meeting; conduct media interviews; and provide motivational and inspirational comments. A translator can be provided by Finlete upon request.

(b) Athlete shall record one (1) first-person perspective video of themselves in which they proudly announce their partnership with Finlete while wearing a Finlete t-shirt and hat. This video shall be posted on social media, including as a collaborative post on Instagram between Athlete and Finlete's respective accounts. Video duration shall be up to sixty (60) seconds. Finlete shall write the script for Athlete. Athlete shall complete this obligation within fifteen (15) calendar days of Finlete providing the script, t-shirt, and hat.

(c) Athlete shall record five (5) first-person perspective videos per season in which they address Fan-investors and discuss their recent in-game performances.

(d) Athlete shall conduct each appearance under this Agreement in a manner that does not tarnish the reputation of Athlete or Finlete and shall not engage in language or behavior which is illegal or patently offensive.

(e) Finlete shall have the right to publish public announcements, press releases or advertisements announcing Athlete's appearances under this Agreement.

Section 3.02 Grant of Non-exclusive License to Finlete. In consideration of the right to the Finlete Payment and the other terms and conditions herein, Athlete grants to Finlete, throughout the Term, a worldwide, royalty-free, fully paid-up, assignable, transferrable, sub-licensable, non-exclusive right and license to use, copy, modify, make derivative works of, create, have made, distribute, have distributed, trade, have traded, sell and have sold Athlete's name, image, likeness, voice and personal background and history (collectively, such name, image, likeness, voice and personal background and history or any portions thereof may be referenced herein as "NIL"), in any media now known or later invented, and to combine the same with digital or physical materials created by or through Finlete or its subsidiaries or affiliates, or with third parties, for any purpose permitted by law, including without limitation: (i) sale or distribution of pictures, photographs, audio and video recordings, digital images, social media content, advertising, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, autographs and digital and physical autographed products; (ii) developing, producing, coordinating, promoting and collecting fees in connection with events and experiences involving Athlete or Athlete's NIL; (iii) promoting and publicizing Finlete or any Finlete subsidiary or affiliate. The license granted to Finlete in the immediately preceding sentence may be referenced herein as the "Permitted Use".

Section 3.03 Wind-down of Permitted Use. Following expiration or termination of this Agreement, Finlete, its subsidiaries and affiliates shall have twelve (12) months in which to liquidate any stock of product inventory that exists as of the date of expiration or termination of this Agreement. Liquidation shall be consistent with the covenants set forth in clause (d) of Section 5.01 and shall be governed by the survival of the terms and conditions hereof as described in Section 10.06.

Section 3.04 Autographs; Team Events.

(a) Athlete shall, annually over the Term if requested by Finlete in writing (email shall suffice), autograph at least one hundred (100) items tendered to Athlete by Finlete. The items for Athlete to autograph shall be selected by Finlete and tendered to Athlete at Finlete's sole expense. Finlete shall have all right, title and interest in such autographed items. At Finlete's election, such autographs may be made either (a) in person, at a meeting between Athlete and a representative of Finlete at a mutually agreed upon time and location (such in-person meeting not to exceed one hour); or (b) remotely via the use of a reputable shipping or courier service selected by Finlete and at Finlete's expense, in which case Athlete shall return the autographed items to Finlete in the manner prescribed by Finlete within thirty (30) days after receiving such items. Athlete may, at his option, add tasteful or appropriate custom phrases or messages to the autographed items for Finlete designated recipients, which do not tend to tarnish the reputation of Athlete or Finlete.

(b) During the Term, Athlete shall permit two (2) Finlete representatives or its investor(s) to attend five (5) games per year in which Athlete is participating pursuant to a Contract, at no additional cost to Finlete or such designee(s).

Section 3.05 Obligations of Finlete. Finlete shall have no duties to Athlete other than providing the Finlete Payment and complying with the terms of this Agreement. For avoidance of doubt, Finlete has no duty to provide advice or support to Athlete regarding Athlete's professional career or earnings.

Section 3.06 Right of First Refusal. No less than ten (10) days prior to selling, transferring, exchanging or encumbering (collectively, any such or similar behavior may be referenced herein as

a "Transfer") any interest in future earnings, whether Professional Earnings or any other form of earnings related to Athlete's career, such as endorsement earnings, Athlete shall provide Finlete with written notice of Athlete's intent to Transfer an interest in future earnings, along with the terms and conditions of the proposed Transfer. Finlete shall have the option, exercisable at its sole discretion, to acquire the additional interest in future earnings offered by or to Athlete, on the same terms and conditions as the described in the Transfer (such option is referred to herein as the "ROFR"). Finlete shall have thirty (30) days from the date of receiving Athlete's written notice, to exercise the ROFR. Finlete's ROFR shall terminate on the earlier of: (a) when Finlete declines the ROFR, or (b) 30 days after receiving Athlete's written notice of the proposed Transfer. For avoidance of doubt, this Section 3.06 does not apply to non-baseball related earnings such as real estate or similar investment earnings.

Article IV.   INFORMATION RIGHTS

Section 4.01   Annual Reports. If and after Athlete is Selected by a Team, within ten (10) business days after each anniversary of the Effective Date, Athlete shall tender to Finlete all of Athlete's IRS Form W-2(s) for all Professional Earnings for the previous twelve (12) month period.

Section 4.02   Material Changes. Subject to Athlete's compliance with all applicable rules, regulations, standards or requirements, Athlete shall promptly notify Finlete in writing if at any time during the Term, any of the representations, warranties or covenants made by the Athlete on Exhibit A become untrue or inaccurate in any material respect.

Section 4.03   Contracts. Athlete shall promptly notify Finlete in writing and provide copies of all Contracts and copies of all relevant documents and correspondence related to each such occurrence (including copies of all Contracts), in the event that (a) Athlete receives any notice of termination, cancellation, breach or default under any such Contract; (b) Athlete becomes aware of any event which, with the passage of time or the giving of notice or both, would result in any material default, breach or event of noncompliance by Athlete under any such Contract; (c) Athlete becomes aware that any other party to any such Contract is in material breach thereof; or (d) there are any renegotiations of or outstanding rights to renegotiate any material amounts paid or payable to Athlete under any such Contract with any person or entity, or Athlete receives any demand for such renegotiation.

Section 4.04   Additional Information. Athlete shall promptly provide to Finlete such additional information as Finlete shall reasonably request from time to time, in connection with the Professional Earnings; provided, that Finlete shall use commercially reasonable efforts to limit any such requests to no more than once per calendar quarter.

Article V.   REPRESENTATIONS, WARRANTIES, AND COVENANTS.

Section 5.01 Mutual Representations, Warranties, and Covenants. Each Party hereby represents and warrants to the other Party that (a) it has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement; (b) to the best of each Party's knowledge, it is not a Party to any agreement or understanding with any third party that interferes with or will interfere with its performance of its obligations under this Agreement; (c) it has taken all action required to make this Agreement a valid and binding obligation of such Party; and (d) the Parties shall reasonably cooperate in the prompt and orderly liquidation of products in inventory as of the date of expiration or any termination of this Agreement, for twelve (12) months following such expiration or termination.

Section 5.02   Athlete's Representations, Warranties, and Covenants. Athlete hereby represents, warrants and covenants, as applicable, to Finlete that (a) the statements contained in Exhibit A are and will be true and correct as of the Effective Date; (b) Athlete shall not intentionally structure any Contract to avoid making payments that would otherwise be payable under this Agreement; and (c) Athlete has not entered into any agreement with any other person or entity with the exception of Major League Baseball Certified Agents (as defined by the MLBPA Regs) under which such person or entity has the right to receive any portion of Athlete's Professional Earnings, whether in the form of any commission, royalty, or other payment based on a percentage or set amount; (d) following the Effective Date, Athlete shall not grant any right described in clause (c) of Section 5.02 to any third-party without the prior written consent of Finlete; (e) Athlete has carefully read and understands this Agreement, and understands they have had the opportunity to consult with an attorney, agent, and financial advisor before signing this Agreement, and Athlete is entering into this Agreement of Athlete's own free will and under no duress; and (f) Athlete understands the risk that if Athlete has a successful career, payments to Finlete may substantially exceed the Finlete Payment.

Section 5.03   Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, AND TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE OR NONINFRINGEMENT OF THIRD PARTY RIGHTS, OR WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OR TRADE PRACTICE. FINLETE DISCLAIMS LIABILITY FOR ANY CLAIM FOR COMMISSION OR ANY FORM OF COMMISSION BY ANY AGENT OF PLAYER.

Article VI.   CONFIDENTIAL INFORMATION

Section 6.01   Confidential Information. The terms of this Agreement and any additional information provided by Finlete to Athlete prior to and during the Term that Finlete designates as Confidential Information, whether orally or in writing, shall be considered "Confidential Information".

Section 6.02   Use and Disclosure Restrictions. Athlete shall: (a) protect Confidential Information from unauthorized dissemination and use; (b) use Confidential Information only for the performance of this Agreement, the exercise of any rights under this Agreement; (c) not to disclose Confidential Information, or any part or parts thereof, except as set forth in Section 6.03; (d) undertake whatever action is necessary (or authorize Finlete to do so in the name of Athlete) to prevent or remedy any breach confidentiality obligations herein set forth or any other unauthorized disclosure of any Confidential Information; and (e) not remove or destroy any proprietary or confidential legends or markings placed upon or contained within the Confidential Information.

Section 6.03   Exclusions. The foregoing restrictions on disclosure and use shall not apply to any Confidential Information that: (a) is or becomes publicly known through no act or omission of the Athlete; (b) was known by the Athlete without confidential or proprietary restriction before receipt from Finlete; or (c) becomes known to the Athlete without confidential or proprietary restriction. In addition, the Athlete may use or disclose Confidential Information if: (i) approved in writing by Finlete or (ii) the Athlete is legally compelled to disclose such Confidential Information, provided, however, that prior to disclosure, the Athlete shall cooperate with Finlete, at Finlete's expense, in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of

such disclosure and/or use of the Confidential Information. Athlete may disclose the terms and conditions of this Agreement: (A) in confidence, to legal counsel; (B) in confidence, to any person or agency with which Athlete has signed a Contract to serve as an athlete and Athlete's accountants and their advisors; and (C) in connection with the enforcement of this Agreement or any rights hereunder.

Section 6.04   Equitable Relief. The Parties agree that, due to the unique nature of Confidential Information, the unauthorized disclosure or use of Confidential Information by Athlete or any other breach of any provision of this Article VI will cause irreparable harm and significant injury to Finlete, the extent of which will be difficult to ascertain and for which there will be no adequate remedy at law. Accordingly, Athlete agrees that Finlete, in addition to any other available remedies, shall have the right to seek an immediate injunction and other equitable relief enjoining any breach or threatened breach of this Article VI without the necessity of posting any bond or other security. Athlete shall notify Finlete in writing immediately upon becoming aware of any such breach or threatened breach.

Article VII.   INDEMNIFICATION.

Section 7.01   Indemnification by Athlete. Athlete shall defend, indemnify and hold Finlete, its affiliates, officers, directors, employees, agents, representatives, consultants and independent contractors (collectively, the "Finlete Indemnified Parties") harmless from and against any claim, loss, liability, expense, damage, injury, harm, settlement or cost in connection with, resulting from or arising out of, directly or indirectly (whether or not involving a third party): (a) any breach by Athlete, including directly or indirectly by any Athlete affiliate, agency, agent or other third-party representative, of any of the terms, covenants, conditions, representations or warranties contained in this Agreement; (b) demands for commissions or otherwise of any agent or other third-party representative of Athlete; (c) any Permitted Use to the extent there is no final determination in connection therewith of gross negligence or fraud by Finlete Indemnified Parties; or (d) enforcing the indemnification rights of the Finlete Indemnified Parties hereunder.

Section 7.02   Indemnification Process. In the event that a Finlete Indemnified Party makes or receives any, claim or demand or commencement of any proceeding (a "Claim"), the Finlete Indemnified Party shall promptly deliver a written notice to Athlete of the Claim; provided that delay or failure to notify Athlete shall not relieve Athlete of any liability that it may have to the Finlete Indemnified Party, except to the extent the defense of such Claim is prejudiced by the Finlete Indemnified Party's delay or failure to give such notice. Such notice shall describe in reasonable detail (to the extent known by the Finlete Indemnified Party) the facts constituting the basis for such Claim and the amount of the claimed damages. Within ten (10) days after delivery of such notice, Athlete may, upon written notice thereof to the Finlete Indemnified Party, assume control of the defense of such Claim with Counsel selected by Athlete, subject to the Finlete Indemnified Party's approval, which shall not be unreasonably withheld, conditioned or delayed. If Athlete does not timely assume control of the defense of the Claim, the Finlete Indemnified Party shall have the right to control such defense but Athlete shall remain responsible for prompt reimbursement to Finlete of fees reasonably incurred by Finlete, including reasonable attorneys', expert witness, accountant and other professionals' fees. Athlete shall have the right to participate in such defense at its own expense. If Athlete controls the defense, it shall not agree to any settlement of, or the entry of any judgment arising from, any Claim without the prior written consent of the Finlete Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed.

Article VIII. LIMITATION OF LIABILITY.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND TO THE FULLEST EXTENT PERMITTED BY LAW: (A) IN NO EVENT SHALL FINLETE BE LIABLE FOR ANY DAMAGES OR OTHER LOSSES FOR LOSS OF PROFITS, LOSS OF BUSINESS, INTERRUPTION OF BUSINESS, OR FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY KIND OR OTHER ECONOMIC LOSS ARISING FROM OR RELATING TO THIS AGREEMENT, EVEN IF FINLETE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, HOWEVER CAUSED, AND (B) TO THE MAXIMUM EXTENT ALLOWED BY APPLICABLE LAW, FINLETE'S ENTIRE LIABILITY ARISING FROM OR RELATING TO THIS AGREEMENT OR THE SUBJECT HEREOF, UNDER ANY LEGAL THEORY (WHETHER IN CONTRACT, TORT, INDEMNITY OR OTHERWISE), IF ANY, SHALL NOT EXCEED THE FINLETE PAYMENT AMOUNT. PLAYER RELEASES FINLETE INDEMNIFIED PARTIES FROM ANY CLAIM, LOSS OR HARM UNDER ANY LEGAL OR EQUITABLE THEORY OF LAW, ARISING FROM OR RELATED TO ANY PERMITTED USE BY FINLETE INDEMNIFIED PARTIES SET FORTH IN Section 3.02.

Article IX.   DISPUTE RESOLUTION

Section 9.01   Binding Arbitration. All claims with a value of $100,000.00 or more arising out of or relating to this Agreement, including their formation, performance, and breach, as well as any controversy related to the Parties' relationship with each other, shall be finally settled by binding arbitration administered by JAMS in accordance with the provisions of its Comprehensive Arbitration Rules & Procedures, available at https://www.jamsadr.com/rules-comprehensive-arbitration, but excluding any rules or procedures governing or permitting class actions. Claims under $100,000.00 will be governed by JAMS's Streamlined Arbitration Rules, available at https://www.jamsadr.com/rules-streamlined-arbitration/, excluding any rules or procedures governing or permitting class actions.

(a) An arbitration demand shall be made within a reasonable time after the claim, dispute, or other matter in question has arisen, and in no event shall it be made more than two years from when the aggrieved Party knew or should have known of the controversy, claim, dispute, or breach.

(b) The Parties shall negotiate in good faith to agree upon the selection of an arbitrator. If the Parties are not able to agree on an arbitrator, the arbitrator shall be a retired judge or attorney with no less than ten (10) years of experience in resolving disputes among parties in professional sports, the selection of who shall proceed under Rule 12 of the JAMS Streamlined Arbitration Rules.

(c) The arbitrator, and not any federal, state or local court or agency, shall have exclusive authority to resolve all disputes arising out of or relating to the interpretation, applicability, enforceability or formation of this Agreement, including, but not limited to any claim that all or any part of the terms of this Agreement are void or voidable, or whether a claim is subject to arbitration. The arbitrator shall be empowered to grant whatever relief would be available in a court under law or in equity. The arbitrator's judgment shall be memorialized in an opinion setting forth findings of fact and conclusion of law which shall not exceed ten (10) pages, and binding on the Parties, and may be entered as a judgment in any court of competent jurisdiction.

(d) The Parties understand that, absent this mandatory provision, they would have the right to sue in court and have a jury trial. They further understand that, in some instances, the costs of arbitration could exceed the costs of litigation and the right to discovery may be more limited in arbitration than in court.

(e) If Athlete unsuccessfully attempts to void, nullify, or otherwise terminate this Agreement and is unsuccessful in whole or in part, Athlete agrees to pay all legal fees and costs incurred by Finlete related to the arbitration or legal proceeding in which such challenge has been made.

(f) The Parties further agree that any arbitration shall be conducted in their individual capacities only and not as a class action or other representative action, and the Parties expressly waive their right to file a class action or seek relief on a class basis. THE PARTIES AGREE THAT EACH MAY BRING CLAIMS AGAINST THE OTHER ONLY IN AN INDIVIDUAL CAPACITY, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE PROCEEDING. If any court or arbitrator determines that the class action waiver set forth in this paragraph is void or unenforceable for any reason or that an arbitration can proceed on a class basis, then the arbitration provisions set forth in this Section 9.01 shall be void in its entirety and the Parties shall be deemed to have not agreed to arbitrate disputes.

(g) The arbitration proceedings and arbitration award shall be maintained by the Parties as strictly confidential, except as is otherwise required by court order or as is necessary to confirm, vacate or enforce the award and for disclosure in confidence to the Parties' respective attorneys, tax advisors and senior management and to family members of Athlete.

(h) Any Arbitration shall be conducted in San Diego, California. The Parties agree to submit to the personal jurisdiction of the Selected Courts (as defined below), in order to compel arbitration, to stay proceedings pending arbitration, or to confirm, modify, vacate or enter judgment on the award entered by the arbitrator.

Section 9.02   Governing Law. This Agreement is to be construed in accordance with and governed by the laws of the State of New York as applied to agreements wholly signed and performed within the State of New York. Subject to the provisions of Section 9.01 each of the Parties (a) irrevocably consents and agrees that any legal or equitable action or proceedings arising under or in connection with this Agreement shall be brought exclusively in the state of Florida courts or federal courts of the United States with jurisdiction in New York City, New York (the "Selected Courts"). By execution and delivery of this Agreement, each Party hereto irrevocably submits to and accepts, with respect to any such action or proceeding, generally and unconditionally, the jurisdiction of the Selected Courts, and irrevocably waives any and all rights such Party may now or hereafter have to object to such jurisdiction.


Article X.   TERM AND TERMINATION.


Section 10.01 Term. This term of this Agreement shall commence on the Effective Date and, unless sooner terminated by either Party in accordance with this Agreement, shall continue in full force and effect until the twenty-fifth (25th) anniversary of the Effective Date (the "Term").

Section 10.02 Termination by Mutual Consent. The Agreement may be terminated by mutual written consent of Athlete and Finlete.

Section 10.03 Termination for Breach. Either Party may terminate this Agreement if the other Party is in breach of this Agreement and fails to cure such breach within thirty (30) days after delivery of a written notice of such breach by the non-breaching Party.

Section 10.04 Termination for Death. If Athlete dies before the expiration of the Term of this agreement, this Agreement shall remain in effect for the remainder of the Term and shall apply to all Professional Earnings earned or received after the Athlete's death during the Term.

Section 10.05 Additional Termination Provisions. This Agreement is not terminated by voluntary retirement or unconditional release under any circumstances.

Section 10.06 Effect of Termination. The provisions of Section 2.01, Section 2.02 (to the extent that any Athlete Payments due thereunder remain payable after termination or expiration of this Agreement) and Section 2.03, Section 2.04, Section 2.06, Section 2.07, Article IV, Article V, Article VI, Article VII, Article VIII, Section 10.04 and Article XI shall survive the expiration or any termination of this Agreement, and the provisions of Section 3.02 other than rights to make, develop or have made or developed new products, events or experiences shall survive for twelve (12) months following the expiration or any termination of this Agreement. Termination of this Agreement by either Party as provided for in Section 10.03 shall not act as a waiver of any breach of this Agreement and shall not act as a release of either Party from any liability (including, without limitation, for payments) for breach of such Party's obligations under this Agreement. Neither Party shall be liable to the other Party for damages of any kind solely as a result of terminating this Agreement in accordance with its terms, and termination of this Agreement by a Party shall be without prejudice to any other right or remedy of such Party under this Agreement or applicable law.

Article XI.   GENERAL PROVISIONS.

Section 11.01 Notices. Any notice, request, demand or other communication required or permitted hereunder shall be in writing, including by electronic mail, shall reference this Agreement and shall be deemed to be properly given: (a) when delivered personally or when receipt of email is provided or expressly acknowledged; (b) seven (7) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (c) two (2) business days after deposit with a private industry express courier, with written confirmation of receipt. All notices shall be sent to the address set forth on the signature page of this Agreement (or to such other address as may be designated by a Party by giving written notice to the other Party pursuant to this Section 11.01).

Section 11.02 Assignment. This Agreement may not be assigned, in whole or part, whether voluntarily, by operation of law or otherwise, by Athlete. Finlete may assign its rights and obligations under this Agreement without Athlete's prior written consent. Subject to the preceding sentence, the rights and liabilities of the Parties hereto shall bind, and inure to the benefit of, their respective assignees and successors and is binding on the Parties and their permitted successors and assigns.

Section 11.03 Mutual Non-Disparagement. Each Party shall refrain from making, issuing, publishing or otherwise disseminating any disparaging or unfavorable comments or statements (whether written or oral) about the other Party during or after the Term; provided, however, that this Section 11.03 shall not prohibit any Party from exercising its rights to commence a legal action subject to the terms of the Agreement nor shall it prohibit Finlete from making any filing or disclosure as required under law, rule or regulation.

Section 11.04 Waiver. The waiver by either Party of a breach of or a default under any provision of

this Agreement, shall be in writing and shall not be construed as a waive1- of any subsequent breach of or default under the same or any other provision of this Agreement, nor shall any delay or omission on the part of either Party to exercise or avail itself of any right or remedy that it has or may have hereunder operate as a waiver of any right or remedy.

Section 11.05 Severability. If the application of any provision of this Agreement to any particular facts or circumstances shall be held to be invalid or unenforceable by a court of competent jurisdiction, then (a) the validity and enforceability of such provision as applied to any other particular facts or circumstances and the validity of other provisions of this Agreement shall not in any way be affected or impaired thereby; and (b) such provision shall be enforced to the maximum extent possible so as to effect the intent of the Parties and reformed without further action by the Parties to the extent necessary to make such provision valid and enforceable.

Section 11.06 Relationship of the Parties. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture, partnership, agency, employment, or fiduciary relationship between the Parties. Neither Party nor its agents has any authority of any kind to bind the other Party in any respect whatsoever. The relationship of the Parties described in this Agreement is non-exclusive.

Section 11.07 Language. This Agreement may be provided to the Parties in the multiple languages other than English. All versions shall have the same legal effect. In the event of an inconsistency between any terms of this Agreement and any translation into any non-English language, the English language meaning shall govern and control to the extent of the inconsistency.

Section 11.08 Entire Agreement. This Agreement and any exhibit(s) attached hereto and incorporated herein by reference, constitute the entire agreement between the Parties concerning the subject matter hereof and supersede all prior or contemporaneous representations, discussions, proposals, negotiations, conditions, agreements and communications, whether oral or written, between the Parties relating to the subject matter of this Agreement, including any Finlete term sheet signed by the Parties. No amendment or modification of any provision of this Agreement shall be effective unless in writing and signed by a duly authorized signatory of each of Finlete and Athlete.

Section 11.09 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

*(**Signatures appear on following page**.)*

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by duly authorized representatives of the Parties as of the Effective Date.

Athlete: Tirso Abraham Ornelas

Signature:

Name: Tirso Abraham Ornelas

Address for notices:

Tirso Abraham Ornelas

Email:

Finlete Funding, Inc.

By:

Name: George Robert Connolly

Title: Chief Executive Officer

Address for notices:

Finlete Funding, Inc.
Attn: George Robert Connolly
350 10th Ave, Ste 1000
San Diego, California 92101
Email: rob@finlete.com

Annex 1

Athlete Wire Instructions

Bank Name: _____

Bank Address: _____

_____

_____

_____

Account Number: _____

Account Name: _____

ABA / Routing Number: _____

EXHIBIT A

Athlete Questionnaire

Review each of the following statements and initial each statement where indicated. By placing your initials next to each below statement, you hereby represent, warrant and covenant, as applicable, that each such statement is true and complete.

In addition, please provide copies of all documents or other information specifically requested as part of the below statements.

IT IS IMPORTANT FOR PLAYER TO ENSURE THE ACCURACY AND COMPLETENESS OF ALL INFORMATION PROVIDED TO FINLETE INC.

Initials	Statement
T. O	1. I fully understand the terms and conditions of the Agreement, and I have had the opportunity to be represented by an **attorney**, tax advisor and other professional representatives of my choosing in the review, negotiation and execution of the Agreement and performance of my obligations thereunder.
T. O	2. I have not made, nor will I hereafter **make**, any grant, license or assignment whatsoever, which might conflict with or impair the complete enjoyment of the **rights** and privileges granted to Finlete under the Agreement.
T. O	3. I have reviewed the contract in my native **language** or a language in which I am fluent.
T. O	4. I do not require any consent, approval, authorization or permit from, or filing or notification to, any person or entity in **connection** with my execution and delivery of the Agreement, and performance of my obligations thereunder.
T. O	5. Except as described in Schedule 1 hereto, no other person or entity has any right to receive any portion of my Professional Earnings in the form of any commission, royalty or other payment based on a percentage (or set amount, i.e., a flat fee arrangement based on a specific Contract) of some or all of the **Professional** Earnings. To the extent the foregoing is not accurate, I have secured all necessary consents to make available for review by Finlete (and have so made available) a complete copy of each Contract (or summary thereof, if an oral Contract) pursuant to which any such payments are owed.
T. O	6. I am not aware of any facts or **circumstances** that would cause the payments under the Contracts to be materially less than the amounts specified in the Contracts.

T. O	7. I am not aware of any material breach by **any** party under any Contract.
T. O	8. I have timely paid any taxes, fees or withholdings required by any state or federal or international government authority. I **have** also timely filed all forms and documentation required in connection with any such taxes, fees or withholdings and am not subject to any audit by a government authority in connection with any taxes or governmental fees. I am not subject to any unsatisfied judgments or tax liens.
T. O	9. I have not conducted business, applied for or secured credit in, or received any official government identification under, any name or alias, other than the name listed in Agreement.
T. O	10. Without limiting the effect of any statement in this Exhibit A (Athlete Questionnaire), all of the documents and information that I have provided, and will provide, to Finlete in connection with the **Agreement** are true, correct and complete in all material respects, except with respect to any statement that, by its terms, is already limited as to materiality. My responses to this questionnaire (and any documents or other information provided by me to Finlete in connection with the Agreement) do not, and will not, contain any untrue statement or fail to state a material fact necessary to not make any of such information not misleading, in light of the circumstances in which it was provided.

Athlete Name: Tirso Abraham Ornelas

Athlete Signature: _____

Date: 03 - 19 - 2025.

Exhibit B

By initialing below, you represent that you have read and understand each statement, and that it is consistent with your understanding of this Agreement:

Initials	Statement
T. O	1. By signing this Agreement, you will receive up to $120,000.00.
T. O	2. In exchange for up to $120,000.00 you have agreed to give Finlete up to 1.0% of your future Professional Earnings as described in the agreement.
T. O	3. As an example, if you make $500MM USD in Professional Earnings over the 25 years from the date you sign this agreement, and Finlete has paid you $120,000.00, you will have to pay Finlete $5MM USD as you earn that money.
T. O	4. You will have to pay taxes to the United States on the money you receive from Finlete, if required by law.
T. O	5. If you are not Selected you will not owe any payments to Finlete.
T. O	6. You will pay Finlete as set forth in the Agreement.
T. O	7. If you do not pay Finlete when you are obligated to make payments, you are in breach of this Agreement, and Finlete will seek to enforce the contract against you. If Finlete is successful, you will owe Finlete all of the money due under this Agreement, including the interest on the unpaid amounts and the amount reasonably spent (including legal fees and other collection costs) to enforce this Agreement.
T. O	8. You understand that before selling, transferring, exchanging, or encumbering any additional interest in any future earnings related to your baseball career (such as endorsement earnings), you must provide Finlete written notice of your intention to proceed with the opportunity, and Finlete will have the right to evaluate that opportunity and reserves a right of first refusal to acquire the additional interest in such earnings, on substantially similar terms.

Name: Tirso Abraham Ornelas   Signature: _____

Schedule 1

List of persons or entities that have any right to receive any portion of Athlete's Professional Earnings and details regarding all such rights:

Exhibit C

IRREVOCABLE PAYMENT INSTRUCTION LETTER

[DATE]

[PROFESSIONAL EARNINGS SOURCE] [ADDRESS]

Attn: [NAME]

Re: Payment of Amounts to Finlete Funding, Inc. ("Finlete")

Ladies and Gentlemen:

Tirso Abraham Ornelas ("Athlete") has entered into an agreement with Finlete pursuant to which, among other things, Athlete has granted Finlete an interest in all gross monies or other consideration of any type as further defined below (the "Professional Earnings") that Athlete may earn from [INSERT PROFESSIONAL EARNINGS SOURCE] ("Payor") pursuant to [INSERT DESCRIPTION OF CONTRACT OR ARRANGEMENT] (the "Agreement"). The amount of the interest granted to Finlete is equal to [PERCENTAGE]% of Athlete's "Professional Earnings" which is defined as all of Athlete's gross pre-tax earnings paid or payable to Athlete during the Term, defined below, by the Payor (the "Athlete's Payment"). Such earnings shall include, without limitation, any wages, salary (including Athlete's salary payable by the Payor), bonuses (including deferred bonuses), payments made to Athlete by reason of Athlete's participation in any event and any other compensation whatsoever earned by Athlete in his service to the Payor. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Athlete's income (or any portion thereof).

Athlete Payments payable to Finlete shall be paid [＿＿＿＿＿＿＿＿].

Notwithstanding anything to the contrary contained in the Agreement or any prior instructions received by Payor, unless and until Payor receives written instructions from Finlete to the contrary, effective as of the date of this letter, all Athlete Payments from any amounts payable by Payor to Athlete pursuant to the Agreement shall be delivered concurrent with any payment of the remaining amounts due to Athlete, by federal funds wire transfer or electronic depository transfer directly to the following bank account:

[INSERT WIRE INSTRUCTIONS]

In the event Payor receives any different instructions from Finlete with respect to the disposition of the Athlete Payments, (a) Payor is hereby irrevocably authorized and directed to follow such instructions, without inquiry as to Finlete's right or authority to give such instructions. Finlete acknowledges that any instructions from Finlete to the Payor must be sent to:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿, Attention:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿; and (b) such instructions shall only provide for Athlete Payments to be sent to a single deposit account of Finlete.

Except only as expressly provided herein with respect to the applicable deposit instructions, this Irrevocable Payment Instruction Letter cannot be changed, modified, or terminated, except by written agreement signed by Finlete, Payor and Athlete.

Please acknowledge your receipt of, and agreement to, the foregoing by signing in the space provided below.

Acknowledged and Agreed:

For Finlete Funding, Inc.:   For [PROFESSIONAL EARNINGS SOURCE]:

By: _____   By: _____

NAME: _____   NAME: _Tirso   Ornelas_

TITLE: _____   TITLE: _Athcte_

ADDRESS: _____   ADDRESS: ███████████████

_____   ████████

Athlete: Tirso Abraham Ornelas

_____
Signature

_____
Print

Mailing Address:

_____

_____

_____

_____

Email: _____

Phone Number: _____

Exhibit D

Spousal Consent

(only required if Athlete is married)

I, [_____] being the spouse of **Tirso Abraham Ornelas** who is a signatory to that certain Agreement by and among my spouse and **Finlete Funding, Inc.** ("Finlete"), dated as of **March 19, 2025** (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Agreement"; capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Agreement). I have had the opportunity to consult with legal counsel regarding this consent and the Agreement; and I am aware that pursuant to the provisions of the Agreement, my spouse agrees to grant a percentage of my spouse's Professional Earnings in the form of all right, title and interest in my spouses earnings from Contracts, which may include a community property interest I may have therein, if any. I hereby acknowledge that my spouse has sold, assigned and conveyed an interest in my spouse's Professional Earnings to Finlete on the terms, and subject to the conditions, contained in the Agreement. Furthermore, I hereby consent to such grants of an interest in my spouse's Professional Earnings, acknowledge that my spouse's and my interest (if any) and any community property interest in an interest in my spouse's Professional Earnings (if any) is subject to the terms of the Agreement, and approve of the provisions of the Agreement and any actions or performance arising therefrom, as applicable, to the extent the same affects any of my community property interest, if any. I further agree that my spouse may join in any future amendment, restatement, supplement or modification of the Agreement or any ratification of the foregoing in each case without any further consent from me. Each of my spouse and Finlete shall be a third-party beneficiary of this Spousal Consent.

This Spousal Consent shall inure to the benefit of my spouse and Finlete and shall be binding on the undersigned and on the undersigned's successors, assigns, representatives, heirs and legatees.

Name: _____   Signature:_____